UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April,  2016

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date April 26, 2016

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

ANNOUNCEMENT OF

SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2015  FINANCIAL YEAR
PT TELKOM INDONESIA (PERSERO) Tbk

(No.Tel 079/PR000/COP-A0070000/2016)

The Board of Directors of PT Telkom Indonesia (Persero) Tbk, (hereinafter referred as the “Company”), hereby announces that the Company has convened the Annual General Meeting of Shareholders (hereinafter referred as the “Meeting”) on:

Day/Date :	Friday, April 22, 2016
Time :	14.15 Jakarta Time until 17.22 Jakarta Time
Place :	Grand Ballroom Kempinski, West Mall Grand Indonesia Shopping Town 11th floor Jl. M.H Thamrin No 1 Jakarta 10310

The Meeting was attended by all members of the Board of Commissioners and the Board of Directors of the Company and the holder/representative of Series A Dwiwarna Share and holder/ representative of Series B Share collectively representing 80,044,362,789 shares or constituted 81.513% of the total number of shares having legal voting rights which have been issued by the Company up to the date of the Meeting (excluding the buy back shares in the total amount of 98,198,216,600 shares); by taking into account the Company's Shareholders Register as per March 30, 2016  up to 16.00 Western Indonesia Time.

Mechanism to adopt resolution in the Meeting was conducted by deliberation to reach a consensus. But in the event that the deliberation to reach a consensus cannot be reached then the resolution was conducted by voting.

Whereas the Meeting has resolved the following resolutions as set forth in Deed of Minutes of the Annual General Meeting of Shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, dated April 22, 2016  number 192, made by Notary Ashoya Ratam SH, M.Kn, which is summary is as follows:

First Agenda	Approval of the Company’s Annual Report for the Financial Year 2015, including the Board of Commissioners’ Supervisory Task Report.
Number of Shareholders who Ask Questions	3 shareholders who ask questions related to combined First Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	79,958,849,989 shares or 99.893%	6,565,400 shares or . 0.008%	78,947,400 shares or 0.098%
Resolution

The Meeting with the majority vote 99.991% of the total votes issued in the Meeting resolved to:

To approve the Annual Report of the Company which substantially  have been presented in the Meeting by the Board of Directors regarding the condition and operation of the Company for the Financial Year 2015  including the Board of Commissioners’ Supervision Duty Report for the Financial Year 2015.

Second Agenda

Ratification of the Company’s Financial Statements and Partnership and Community Development Program (Program Kemitraan dan Bina Lingkungan) Annual Report for the Financial Year 2015 and Acquittal and Discharge of all members of the Board of Directors and the Board of Commissioners.

Number of Shareholders who Ask Questions	There is no Shareholder ask question related to Second Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	79,844,237,089 shares or 99.749%	120,738,300 shares or 0.150%	79,387,400 shares or 0.099%
Resolution

The Meeting with the majority vote 99.849% of the total votes issued in the Meeting resolved toapprove:

To ratify:

a.     The Company’s Financial Statements for the Financial Year 2015 which has been audited by the Public Accountant Firm  Purwantono, Sungkoro  & Surja (a member firm of Ernst & Young Global Limited) according to its report number RPC 326/PSS/2016 dated February 26, 2016  stated with opinion “the accompanying consolidated financial statements report present fairly, in all material respects, the consolidated financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries ended as of December 31, 2015 and the financial performance in accordance with Indonesian Financial Accounting Standards;

b.     Partnership and Community Development Annual Report for the Financial Year 2015 which compiled pursuant to Minister of State Owned Enterprises Regulation that is comprehensive accounting bases in addition to Indonesian Financial Accounting Principle that generally accepted in Indonesia and have been audited by the Public Accountant Firm  Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to its report RPC-103/PSS/2016/DAU dated January 27, 2016  stated with opinion  “the accompanying financial statements present fairly, in all material respects, financial position of center for the management of Partnership and Community Development Program of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk dated December 31, 2015 and financial performance and cash flow for the year ended on such date in accordance  with the Financial Accounting Standards For Entities Without Public Accountability.

-          Then, by the approval of the Company’s Annual Report including Supervisory Task of the Board of Commissioner Report and the ratification of Financial Statement (consolidated)for the Financial Year 2015  and Annual Report on Partnership and Community Development Program for the Financial Year 2015, the Meeting hereby grant a full acquittal and discharge (volledig acquit et decharge) to members of the Board of Directors dan the Board of Commissioners who serves in the Financial Year 2015 consecutively for the managerial and supervisory action of the Company as long as the actions are not criminal act and those actions are reflected in the Company’s Annual Report, Financial Statements (Consolidated) for Financial Year 2015  and Annual Report of Partnership and Community Development for the Financial Year 2015.

Third Agenda	Implementation of Minister of State Owned Enterprise Regulation number PER-09/MBU/07/2015 about Partnership Program and Community Development Program In State Owned Enterprise.
Number of Shareholders who Ask Questions	There is no Shareholder ask question related to Third Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	80,039,382,289 shares or 99.993%	197,200 shares or 0.000%	4,783,300 shares or 0.006%
Resolution

The Meeting with the majority vote 99.999% of the total votes issued in the Meeting resolved:

To approve the enforcement of Minister of State Owned Enterprise Regulation number PER-09/MBU/07/2015 dated July 3, 2015 regarding Partnership Program and Community Development Program as of The Implementation of such regulation to become guidance for the Company in conducting the PartnershipProgram and Community Development Program, with due regard to provision in the field of Capital Market.

Fourth Agenda	Appropriation of the Company’s Net Income for the Financial Year 2015.
Number of Shareholders who Ask Questions	There is no Shareholder ask question related to Fourth Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	79,659,490,475 shares or 99.519%	332,314,828 shares or 0.415%	52,557,486 shares or 0.066%
Resolution

The Meeting with the majority vote 99.584% of the total votes issued in the Meeting resolved:

1.       To Approve and determine the appropriation of the Company’s net profit for the Financial Year 2015 in the amount of Rp15,488,659,107,742,- which will be allocated to:

a.       Cash Dividend amounting to 50% of the net profit or in the amount of Rp7,744,304,153,942,- in amount Rp78.864 per share based on the number of shares issued (excluding the shares already bought back by the Company) as of the date of the Meeting date which numbers 98,198,216,600 shares;

b.       Special Dividend amounting to 10% from net profit or in the amount of Rp1,548,880,470,432,- in amount Rp15.773 per share based on the number of shares issued (excluding the shares already bought back by the Company) as of the date of the Meeting date which numbers 98,198,216,600 shares;

c.        Recorded as Retained Earning in the amount of 40% from net profit or amounting to Rp6,195,474,483,368,- which will be used for the development of the Company.

2.       To approve the distribution of Cash Dividend and Special Dividend for the Financial Year 2015 will be conducted with the following conditions:

a.       those who are entitled to receive Cash Dividend and Special Dividend are shareholders whose names are recorded in the Company’s Shareholders on May 4, 2016 up to 16:00 Western Indonesia Standard Time;

b.       Cash Dividend and Special Dividend shall be paid all at once on May 26, 2016.

3.       To the Board of Directors granted the authorization to regulate further the procedure of dividend distribution and to announce the same with due observance of the prevailing laws and regulations in the stock exchange where the Company’s share are listed.

4.       The amount of fund of Community Development Program of Telkom Group for the Financial Year 2016 of Rp82,000,000,000,- or equivalent with 0.53% of the Net Income for the Financial Year 2015 which source of funds taken from of the Company’s Burden.

Fifth Agenda	Determination of Remuneration for members of the Board of Directors and the Board of Commissioner for the Financial Year 2016.
Number of Shareholders who Ask Questions	1 shareholder who ask questions related to Fifth Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	76,437,778,572 shares or 95.494%	3,515,886,391 shares or 4.392%	90,697,826 shares or 0.113%
Resolution

The Meeting with the majority vote 95.607% of the total votes issued in the Meeting resolved to approve:

1.       To grant authority and authorize to the Board of Commissioners, with prior  approval from Seri A Dwiwarna shareholder to determine the amount of tantieme  which will be given to the members of Board of Director of the Company for the Financial Year 2015 and salary including facility and allowances fo the financial year 2016.

2.       To determine the amount of performance tantieme for the Board of Commissioners of the Company for the Financial Year 2015 and honorarium including facility and allowances fo the financial year 2016 in accordance with prevalling laws, then authorize to the Board of Commissioners after consultation with Seri A Dwiwarna shareholder to put in detail this Meeting’s resolution in a Board of Commissioner resolution in the name of General Meeting Shareholder.

Sixth Agenda

Appointment of a Public Accounting Firm to audit the Company’s Financial Statements for the Financial Year 2016, including Audit of Internal Control over financial reporting and appointment of a Public Accounting Firm to audit the Financial Statement of the Partnership and Community Development Program for the Financial Year 2015.

Number of Shareholders who Ask Questions	There is no Shareholder ask question related to Sixth Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	73,599,266,979 shares or 91.948%	6,076,602,325 shares or 7.591%	368,493,485 shares or 0. 460%
Resolution

The Meeting with the majority vote 92.408% of the total votes issued in the Meeting resolved to approve:

1.        Reappointment of Public Accounting Firm Purwantono, Sungkoro  & Surja (a member firm of Ernst & Young Global Limited) to conduct an integrated audit of the Company for the Financial Year 2016 which include  the audit of the Consolidated Financial Statements of the Company, and the audit of the Internal Control Audit on Financial Reporting for the Financial Year 2016  and to  audit the Financial Statements of Partnership and Community Development Program for the Financial Year 2016.

2.        Reappointment of Public Accounting Firm Purwantono, Sungkoro  & Surja (a member firm of Ernst & Young Global Limited) to audit the appropriation of funds for the Partnership and Community Development Program for the Financial Year 2016.

3.        To grant authority to the Boards of Commissioners to determine the amount audit fee and other terms and conditions of appointment of the relevant Public Accounting Firm.

4.        To grant authority to the Board of Commissioners to appoint an alternate Public Accounting Firm and  determine the terms  and conditions  of its appointment; in the event the appointed Public Accounting Firm can not perform or continue its duty for any reason including the agreement on the amount for audit fee is unattainable.

Seventh Agenda	Delegation of authority to the Board of Commissioners for the utilization/diversion of Treasury Stock from Buy Back Share IV
Number of Shareholders who Ask Questions	1 shareholder who ask questions related to Seventh Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	73,825,476,154 shares or 92.230%	5,635,347,253 shares or 7.040%	583,539,382 shares or 0.729%
Resolution

The Meeting with the majority vote 92.959% of the total votes issued in the Meeting resolved:

1.       To  approve granting the authority and authorize to the Board of Commissioners with prior approval from Serie A Dwiwarna Shareholder, in the case of the Board of Directors uses/diverts Company’s Treasury Stock from Share Buy Back IV.

2.       Utilization/diversion of Company’s Treasury Stock from Share Buy Back IV through the sales either within or outside stock exchange does not require approval from General Meeting of Shareholders in accordance with regulation in the field of Capital Market.

Eighth Agenda	Changes the Composition of the Board of the Company.
Number of Shareholders who Ask Questions	1 shareholder who ask questions related to Eighth Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	54,094,057,183 shares or 67.580%	24,088,094,780 shares or 30.093%	1,862,210,826 shares or 2.326%
Resolution

The Meeting with the majority vote 69.906% of the total votes issued in the Meeting resolved to approve:

1.     Honorably dismissal from their offices the following names:

a.     Mister HERI SUNARYADI as Director;

b.     Mister PARIKESIT SUPRAPTO as Independent Commissioner;

effective as of the close of the Meeting with appreciation for contribution of efforts and thoughts during their term as the member of Board of the Commissioners and the Board of Directors of the Company.

2.     To assign mister MARGIONO DARSASUMARJA from his office as Commissioner who was appointed under resolution Annual General Meeting of Shareholders year 2015 PT Telkom Indonesia (Persero) Tbk on the April 17, 2015 to become Independent Commissioner by continuing his term of office.

3.     To appoint the following names:

a.     Mister HARRY M ZEN as Director;

b.     Mister PONTAS TAMBUNAN as Commissioner;

with the term of office effective as of the close of the Meeting and will end as of close of the fitfth Annual General Meeting of Shareholders without prejudice the right of General Meeting of Shareholders to dismiss anytime.

4.     For the members of the Board of the Commissioners and the Board of Directors who are appointed as reffered in number 3 above who still serve in other positions that are prohibited under the prevailing regulation to hold multiple offices with the position as member of the Board of Commissioner and the Board of Directors of State Owned Enterprises, then the concerned must resign from his position.

5.     By the dismissal, assignment and appointment as stated in number 1 and 2 above, the composition of the member of the Board of the Company are becomes as follows:

a. BOARD OF DIRECTORS:

• Mr ALEX J. SINAGA- President Director;

• Mr HARRY M. ZEN - Director;

• Mr INDRA UTOYO - Director;

• Mr MUHAMMAD AWALUDDIN - Director;

• Mr HONESTY BASYIR - Director;

• Mr HERDY ROSADI HARMAN - Director;

• Mr ABDUS SOMAD ARIEF - Director;

• Mr DIAN RACHMAWAN - Director

b. BOARD OF COMMISSIONERS:

• Mrs HENDRI SAPARINI – President Commissioner;

• Mr DOLFIE OTHNIEL FREDRIC PALIT - Commissioner;

• Mr HADIYANTO - Commissioner;

• Mr PONTAS TAMBUNAN – Commissioner;

• Mr MARGIYONO DARSASUMARJA – Independent Commissioner;

• Mr RINALDI FIRMANSYAH - Independent Commissioner;

• Mrs PAMIYATI PAMELA JOHANNA WALUYO - Independent Commissioner;

6.     To authorize with the right of substitution to the Board of Directors to state resolution adoptedin the Meeting into notarial deed and to appear before Notary or authorized official and to make any adjustments or corrections which are necessary when required by the competent authority for the purposes of implementation of the resolutions of the Meeting.”

Schedules and Rules for The Distribution of 2015  Financial Year Dividend

1.     In accordance to the resolution of the AGMS Telkom dated April 22, 2016, payment of cash dividend for the 2015  financial year is 50% of the net profit or in the amount of Rp Rp7,744,304,153,942,- or Rp78.864 per share and an additional special cash dividend of 10% of the net profit or in the amount of Rp1,548,880,470,432,- or Rp15.773  per share, based on the number of shares issued (not including the shares bought back by the Company as of the Meeting date), and shall be distributed as follows

Recording Date Regular and Negotiation Market Cum Dividend Ex Dividend Cash Market Cum Dividend Ex Dividend Payment Date	= May 4, 2016; 16.00 Jakarta Time = April 29, 2016 = May 2, 2016 = May 4, 2016 = May 9, 2016 = May 26, 2016

2.     The eligible shareholders are shareholders registered in the Company’s Shareholders Registry on May 4, 2016 at 16.00 Jakarta Time, or at Kustodian Sentral Efek Indonesia (”KSEI”) securities account at the close of trading on May 4, 2016.

3.     For American Depositary Shares holders, the New York Stock Exchange regulations shall prevail and payment of cash dividend will be made through Custodian Bank which was appointed by the Bank of New York-Mellon, for the amount of shares registered at the Register List of ADS holders at the Company’s Registrar and KSEI referring to Recording Date on May 4, 2016.

4.     For shareholders whose shares are registered at Collective Deposits in KSEI, cash dividend will be paid through the KSEI and will be distributed to Securities Companies’ or Custodian Banks’ accounts on May 26, 2016. Payment receipt will be delivered to Securities Companies and Custodian Banks in which shareholders open their accounts.

5.     For shareholders whose shares are not registered at Collective Deposits in KSEI, the Company will send notice of dividend payment (”SPPD”) to shareholders’ address.

a.       Cash dividend will be paid in cash at the nearest branch of PT Bank Negara Indonesia Persero, Tbk (”BNI”), in all places in Indonesia. Shareholders are obligated to bring along the valid original Identity Card and if it is authorized to another person, the copy of the valid original Identity Card of both personnel should be attached to the power of attorney.

b.       The cash dividend will only be transferred by the Company to the shareholders’ bank account if:

                          i.     The amount of cash dividend received is at least Rp500,000; and

                        ii.     The complete transfer request must be delivered at the latest on May 4, 2016  to the Company’s Registrar, PT Datindo Entrycom, Puri Datindo-Wisma Sudirman, Jl. Jend. Sudirman Kav. 34-35, Jakarta 10220.

6.     Tax shall be imposed in accordance with the applicable Indonesian tax regulations. The amount of tax shall be deducted from the amount of cash dividend for 2015 financial year received by each shareholders.

7.     For shareholders considered as Domestic Tax Payer in the form of entity that does not have a tax register number (Nomor Pokok Wajib Pajak/”NPWP”), they should register their tax register number to KSEI or the Company’s Registrar PT Datindo Entrycom, Puri Datindo-Wisma Sudirman, Jl. Jend. Sudirman Kav. 34-35, Jakarta 10220 at the latest May 4, 2016 at 16.00 Jakarta Time. If as of the said date KSEI or the Company’s Registrar has not received the NPWP, the cash dividend will be subject to article 23 of withholding tax law at the rate of 30%.

8.     For the shareholders considered as the Offshore Tax Payer which will use the Tax Treaty under the Agreement on the Prevention of the Imposition of Dual Taxes (P3B), it has to comply with Regulation of General Director of Tax No. PER-61/PJ/2009, which amended by Regulation of General Director of Tax No.PER-24/PJ/2010 and PER-62/PJ/2009 dated November 5, 2009, which amended by Regulation of General Director of Tax No. PER-25/PJ/2010 and Circular Letter of General Director of Tax No.SE-114/PJ/2009 dated December 15, 2009 by submitting Form DGT-1 or DGT-2 that have been legalized by the Tax Office of Go Public Company to KSEI or the Company’s Registrar at the latest May 19, 2016 at 16.00 Jakarta Time. If as the said date, KSEI or the Company’s Registrar has not received the form, the 2015 financial year cash dividend will be subject to article 26 withholding tax law at the rate of 20%.

9.     Evidence of dividend tax deduction for shareholders whose shares are registered with KSEI are available at Securities Companies and/or Custodian Banks at which it opens its account, and for shareholders whose shares are not registered with KSEI are available at the Company’s Registrar, starting July 25, 2016.

Announcement of this Summary of Minutes of Meeting is to comply with the provision under Article 34 paragraphs (1), (2) and (6) of Financial Service Authority Regulation No. 32/POJK.04/2014 regarding The Plan and Implementationof A General Meeting of Shareholders for an Issuer or a Public Company

Bandung, April 26, 2016

PT Telkom Indonesia (Persero) Tbk

Board of Directors